ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated November 13, 2009

Yield Optimization Notes with Contingent Protection

Enhanced Income Strategies for Equity Investors

UBS AG $•   Notes linked to the common stock of General Electric Company due on or about May 28, 2010
UBS AG $•   Notes linked to the common stock of XTO Energy Inc. due on or about May 28, 2010

Investment Description

Yield Optimization Notes with Contingent Protection (the “Notes”) are senior unsecured notes issued by UBS AG (“UBS”) linked to the performance of the common stock of a specific company (the “underlying stock”). The Notes pay an enhanced coupon and provide either a return of principal or shares of the underlying stock at maturity. The enhanced coupon is designed to compensate you for the risk that you may receive a share of the underlying stock at maturity for each Note held that is worth less than your principal. At maturity, you will receive one share of the underlying stock (subject to adjustments in the case of certain corporate events described in the accompanying YONCP product supplement under “General Terms of the Notes — Antidilution Adjustments”) for each of your Notes if the closing price of the underlying stock on the final valuation date (the “final price”) is below the specified trigger price. Otherwise, you will receive your principal in cash. We will make coupon payments during the term of the Notes regardless of the performance of the underlying stock. Investing in the Notes involves significant risks. You may lose some or all of your principal. The contingent protection feature applies only if you hold the securities until maturity. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of UBS.

Features
☐	Income: Regardless of the performance of the underlying stock, the Notes will pay coupons designed to compensate you for the possibility that you could lose some or all of your principal.
☐	Tactical Investment Opportunity: If you believe the underlying stock will trend sideways over the term of the Notes — moving neither positively, by more than the coupon paid on the Notes, nor negatively, by more than the amount of contingent protection — the Note may provide improved performance compared to a direct investment in the underlying stock.
☐	Contingent Protection Feature: If you hold the Notes to maturity and the underlying stock does not close below the trigger price on the final valuation date, you will receive 100% of your principal, subject to the creditworthiness of UBS AG, and you will not participate in any appreciation of the underlying stock. If you hold the Notes to maturity and the underlying stock closes below the trigger price on the final valuation date, you will receive one share of the underlying stock for each of your Notes, which in all likelihood will be worth less than your principal and may have no value at all.

Key Dates*

Trade Date**	November 25, 2009
Settlement Date**	November 30, 2009
Coupon Payment Dates	February 26, 2010 and May 28, 2010
Final Valuation Date	May 24, 2010
Maturity Date	May 28, 2010
*	The Notes are expected to price on or about November 25, 2009 and settle on or about November 30, 2009. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
**	We expect to deliver each offering of the Notes against payment on or about the second business day following the trade date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.

Note Offerings

These terms relate to two separate Notes we are offering. Each of the two Notes is linked to the common stock of a different company, and each of the two Notes has a different coupon rate, initial price and trigger price. The coupon rate, initial price and trigger price for each Note will be set on the trade date. The performance of each Note will not depend on the performance of any other Note.

Underlying Stocks	Coupon per Annum*	Initial Price	Trigger Price	CUSIP	ISIN
Common stock of General Electric Company	8.00% to 10.50%	$•	75% of Initial Price	902661578	US9026615784
Common stock of XTO Energy Inc.	9.00% to 11.50%	$•	75% of Initial Price	902661586	US9026615867

* Paid quarterly in arrears in two installments.

See “Additional Information about UBS and the Notes” on page 2. Each Note we are offering will have the terms set forth in the YONCP product supplement relating to the Notes, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 6 and the more detailed “Risk Factors” beginning on page PS-10 of the YONCP product supplement relating to the Notes for risks related to an investment in the Notes. Your Note does not guarantee any return of principal at maturity. At maturity, if you receive shares of the underlying stock, they will in all likelihood be worth less than your principal and may have no value at all.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying YONCP product supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Security	Total	Per Security	Total	Per Security
General Electric Company	•	100%	•	1.00%	•	99.00%
XTO Energy Inc.	•	100%	•	1.00%	•	99.00%

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	YONCP product supplement dated January 14, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000079/v137052_690302-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Yield Optimization Notes with Contingent Protection” or the “Notes” refer to two different Notes that are offered hereby. Also, references to the “YONCP product supplement” mean the UBS product supplement, dated January 14, 2009, relating to the Notes generally, and references to the “accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

Common Terms for Each Offering of the Notes

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	Equal to the initial price (as defined below) of the underlying stock
Term	6 months(1)
Coupon Payment	Coupons paid in arrears in two installments based on the coupon per annum, regardless of the performance of the underlying stock. The coupons per annum for Notes linked to the common stock of General Electric Company are expected to be between 8.00% to 10.50%, and the coupons per annum for Notes linked to the common stock of XTO Energy Inc. are expected to be between 9.00% to 11.50% The actual rate for each coupon will be determined on the trade date. The table below assumes a coupon per annum of (i) 9.25% for Notes linked to the common stock of General Electric Company, and (ii) 10.25% for Notes linked to the common stock of XTO Energy Inc.
1st Installment(2)	For Notes linked to the common stock of General Electric Company: 2.3125%. For Notes linked to the common stock of XTO Energy Inc.: 2.5625%.
2nd Installment(2)	For Notes linked to the common stock of General Electric Company: 2.3125%. For Notes linked to the common stock of XTO Energy Inc.: 2.5625%.
Trigger Price(3)	A percentage of the initial price of the underlying stock, as specified on the first page of this free writing prospectus.
Payment at Maturity (per Note)	➢ If the final price of the underlying stock is not below the trigger price on the final valuation date, at maturity we will pay you an amount in cash equal to your principal amount.
➢ If the final price of the underlying stock is below the trigger price on the final valuation date, at maturity we will deliver to you one share of the underlying stock for each Note you own.
The principal protection on your Notes is contingent. You may receive shares at maturity that will in all likelihood be worth less than your principal or may have no value at all.
Closing Price	On any trading day, the last reported sale price of the underlying stock on the principal national securities exchange on which it is listed for trading
Initial Price	The closing price of the underlying stock on the trade date
Final Price	The closing price of the underlying stock on the final valuation date

Determining Payment at Maturity for Each Offering of the Notes

You will receive at maturity one share of the underlying stock for each Note you own (subject to adjustments in the case of certain corporate events, as described in the accompanying YONCP product supplement and this free writing prospectus).

♦	If the market price of the underlying stock on the maturity date is less than the initial price, the shares you receive at maturity will be worth less than the principal amount of your Notes.
♦	If the market price of the underlying stock on the maturity date is greater than the initial price, the shares you receive at maturity will be worth more than the principal amount of your Notes. Such an increase in price is not likely to occur.

The principal protection on your Notes is contingent. If the final price of the underlying stock is below the trigger price, the shares you may receive at maturity will in all likelihood be worth less than your principal or may have no value at all.

(1)	In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
(2)	Based on an assumed coupon per annum of (i) 9.25% for Notes linked to the common stock of General Electric Company, and (ii) 10.25% for Notes linked to the common stock of XTO Energy Inc.; actual rates to be determined on the trade date.
(3)	Contingent principal protection is provided by UBS, as issuer, and, therefore, is dependent on the ability of UBS to satisfy its obligations when due.

Investor Suitability

The Notes may be suitable for you if:

♦	You have a moderate to high risk tolerance.
♦	You are willing to receive shares of the underlying stock at maturity that will in all likelihood be worth less than your principal or may have no value at all; meaning you may lose some or all of your principal.
♦	You believe the market price of the underlying stock is not likely to appreciate by more than the sum of the coupons paid on the Notes.
♦	You believe the final price of the underlying stock is not likely to be below the trigger price on the final valuation date.
♦	You are willing to make an investment that will be exposed to the same downside price risk as an investment in the underlying stock.
♦	You are willing to accept the risk of fluctuations in the market price of the underlying stock.
♦	You are willing to invest in the applicable Note based on the anticipated coupon range (the actual coupon rate will be determined on the trade date).
♦	You are willing to hold the Notes to maturity, a term of 6 months, and accept that there may be little or no secondary market for the Notes.
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Notes.

The Notes may not be suitable for you if:

♦	You seek an investment that is 100% principal protected.
♦	You are not willing to receive shares of the underlying stock at maturity.
♦	You believe the market price of the underlying stock is likely to appreciate by more than the sum of the coupons paid on the Notes.
♦	You believe the final price of the underlying stock is likely to be below the trigger price on the final valuation date.
♦	You are not willing to accept the risks of owning equities in general and the underlying stock in particular.
♦	You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment for which there will be an active secondary market.
♦	You are not willing or are unable to assume the credit risk associated with UBS, as Issuer of the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 6 of this free writing prospectus for risks related to an investment in the Notes.

What are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement. The following discussion supplements the discussion in “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement.

The United States federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and UBS hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent short-term debt instrument and a put option contract in respect of the underlying stock. The terms of the Notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your Notes for U.S. federal income tax purposes as consisting of two components:

Debt component — Amounts treated as interest on the debt component would be subject to the general rules governing interest payments on short-term notes and would be required to be accrued by accrual-basis taxpayers (and cash-basis taxpayers who elect to accrue interest currently) on either the straight-line method, or, if elected, the constant yield method, compounded daily. Cash-basis taxpayers would include interest into income upon receipt of such interest.

Put option component — The put option component would generally not be taxed until sale or maturity. At maturity, the put option component either would be taxed as a short-term capital gain if the principal is repaid in cash or would reduce the basis of any underlying equity if you receive (or are deemed to receive if the cash equivalent is paid) the underlying equity.

With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the debt component and a payment with respect to the put option as follows:

Underlying Stocks	Coupon per Annum (to be determined on trade date)	Interest on Debt Component per Annum	Put Option Component per Annum
Common stock of General Electric Company	8.00% to 10.50%	• %	• %
Common stock of XTO Energy Inc.	9.00% to 11.50%	• %	• %

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described above. However, in light of the uncertainty as to the United States federal income tax treatment, it is possible that your Notes could be treated as a single contingent short-term debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes. Please read the discussion in “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement for a more detailed description of the tax treatment of your Notes.

In addition, the Internal Revenue Service has recently released a Notice that may affect the taxation of holders of the Notes. According to the Notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes. Legislation has also been proposed in Congress that would require the holders of certain prepaid forward contracts to accrue income during the term of the transaction. It is not clear whether the Notice applies to instruments such as the Notes. Furthermore, it is not possible to determine what guidance or legislation will ultimately result, if any, and whether such guidance or legislation will affect the tax treatment of the Notes. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement unless and until such time as some other treatment is more appropriate.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, including the consequences of a sale or exchange of the Notes, please see the discussion under “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement and consult your tax advisor.

Key Risks

An investment in any offering of the Notes involves significant risks. Some of the risks that apply to each offering of the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the YONCP product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Risk of loss of contingent protection — Your principal will be protected only if the final price of the underlying stock is not below the trigger price on the final valuation date and the Notes are held to maturity. If the final price of the underlying stock is below the trigger price on the final valuation date, the contingent protection feature will be eliminated and you will be fully exposed at maturity to any decline in the market price of the underlying stock. Greater expected volatility with respect to a Note’s underlying stock reflects a higher expectation as of the trade date that a stock could close below its trigger price on the final valuation date of the Note. This greater expected risk will generally be reflected in a higher coupon payable on such Note. A stock’s volatility, however, can change significantly over the term of the Notes. The price of the underlying stock for your Note could fall sharply, which could result in a significant loss of principal.
♦	The amount you receive on the Notes at maturity will exceed their stated principal amount only in limited circumstances — Even though you will be subject to the risk of a decline in the price of the underlying stock, you will generally not participate in any appreciation in the price of the underlying stock. Your return on the Notes at maturity will not exceed the coupon payable on the Notes except for the situation in which (1) the final price of the underlying stock is less than the trigger price on the final valuation date (and, therefore, you receive shares instead of cash at maturity) and (2) the market price of the underlying stock increases and, at maturity, is greater than the initial price.
♦	Single stock risk — The price of the underlying stock can rise or fall sharply due to factors specific to that underlying stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
♦	There may be little or no secondary market for the Notes — No offering of the Notes will be listed or displayed on any securities exchange or any electronic communications network. A secondary trading market for the Notes may not develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in each offering of the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the initial price to public; and as a result, you may suffer substantial losses.
♦	Owning the Notes is not the same as owning the underlying stock — The return on your Notes may not reflect the return you would realize if you actually owned the underlying stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the underlying stock over the term of your Notes. Furthermore, the underlying stock may appreciate substantially during the term of your Notes and you will not participate in such appreciation unless the final price of the underlying stock is below the trigger price. Moreover, you will only participate in the appreciation in these circumstances if the market price of the underlying stock on the maturity date is greater than the initial price.
♦	Credit of UBS — The Notes are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.
♦	Price prior to maturity — The market price of your Notes will be influenced by many unpredictable and interrelated factors, including the market price of the underlying stock and the expected price volatility of the underlying stock, the dividend rate on the underlying stock, the time remaining to the maturity of your Notes, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.
♦	Impact of fees on secondary market prices — Generally, the market price of the Notes in the secondary market is likely to be lower than the initial public offering price of the Notes, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on market price of underlying stock — Trading or transactions by UBS or its affiliates in the underlying stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying stock may adversely affect the market price of the underlying stock and, therefore, the market value of your Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuer of the underlying stock, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of UBS, will determine whether the final price is below the trigger price on the final valuation date and accordingly the payment at maturity on your Notes. The calculation agent may postpone the maturity date if a market disruption event occurs and is continuing on the final valuation date.

♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates have recently published research or other opinions that may be inconsistent with the investment view implicit in each of the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying stock to which the Notes are linked.
♦	Antidilution adjustments — Although the calculation agent will adjust the amount payable at maturity by adjusting the number of shares of the underlying stock that may be delivered for certain corporate events affecting the underlying stock, such as stock splits and stock dividends, and certain other actions involving the underlying stock, the calculation agent is not required to make an adjustment for every corporate event that can affect the underlying stock. If an event occurs that does not require the calculation agent to adjust the number of shares of underlying stock that may be delivered at maturity, the market value of your Notes and the payment at maturity may be materially and adversely affected.
♦	In some circumstances, the payment you receive on the Notes may be based on the common stock of another company and not the underlying stock — Following certain corporate events relating to the respective issuer of the underlying stock where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the common stock of a successor to the respective underlying stock issuer or any cash or any other assets distributed to holders of the underlying stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section “General Terms of the Notes — Antidilution Adjustments” beginning on page PS-25 of the YONCP product supplement. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity you will receive an amount in cash equal to your principal amount unless the final price of the underlying stock is below the trigger price (as such trigger price may be adjusted by the calculation agent upon occurrence of one or more such events).
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section above entitled “What Are the Tax Consequences of the Notes?” and the section entitled “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement and consult your tax advisor about your tax situation.

Hypothetical Examples

Hypothetical Examples — Note Returns at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following*:

Term:	6 months
Initial price of the underlying stock:	$28.50 per share
Trigger price:	$21.38 (75% of the initial price)
Principal amount:	$28.50 per Note (equal to the initial price)
Coupon per annum**:	10.00% (2.50% or $0.7125 per quarterly period)
Dividend yield on the underlying stock***:	1.00%
*	Actual coupon and terms for each Note to be set on the trade date. Amounts here have been rounded for ease of analysis.
**	Coupon payment will be paid in arrears in quarterly installments during the term of the Note on an unadjusted basis.
***	Hypothetical dividend yield holders of the underlying stock might receive over the term of the Notes.

Scenario #1: The final price of the stock is not below the trigger price of $21.38.

Since the final price of the underlying stock is not below the trigger price of $21.38, principal is protected and you will receive at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the stock if the price appreciation of the stock (plus dividends, if any) is less than 5.00%.

If the closing price of the underlying stock on the final valuation date is $28.50 (no change in the price of the stock):

Payment at Maturity:	$28.50
Coupons:	$1.43	($0.7125 × 2 = $1.43)
Total:	$29.93
Total Return on the Notes:	5.00%

In this example, the total return on the Notes is 5.00% while the total return on the stock is 1% (including dividends).

If the closing price of the underlying stock on the final valuation date is $37.05 (an increase of 30%):

Payment at Maturity:	$28.50
Coupons:	$1.43	($0.7125 × 2 = $1.43)
Total:	$29.93
Total Return on the Notes:	5.00%

In this example, the total return on the Notes is 5.00% while the total return on the stock is 31% (including dividends).

If the closing price of the underlying stock on the final valuation date is $24.23 (a decline of 15%):

Payment at Maturity:	$28.50
Coupons:	$1.43	($0.7125 × 2 = $1.43)
Total:	$29.93
Total Return on the Notes:	5.00%

In this example, the total return on the Notes is 5.00% while the total return on the stock is a loss of 14% (including dividends).

Scenario #2: The final price of the stock is below the trigger price of $21.38.

Since the final price of the underlying stock is below the trigger price of $21.38, you will receive at maturity one share of the underlying stock for every Note you hold. The value received at maturity and the total return on the Notes at that time depends on the closing price of the underlying stock on the maturity date.

If the closing price of the underlying stock on the maturity date is $12.83 (a decline of 55%):

Value of share received:	$12.83
Coupons:	$1.43	($0.7125 × 2 = $1.43)
Total:	$14.26
Total Return on the Notes:	-50.00%

In this example, the total return on the Notes is a loss of 50.00% while the total return on the stock is a loss of 54% (including dividends).

If the closing price of the underlying stock on the maturity date is $24.23 (a decline of 15%):

Value of share received:	$24.23
Coupons:	$1.43	($0.7125 × 2 = $1.43)
Total:	$25.66
Total Return on the Notes:	-10.00%

In this example, the total return on the Notes is a loss of 10.00% while the total return on the stock is a loss of 14% (including dividends).

Hypothetical Return Table of the Notes at Maturity

The table below is based on the following assumptions*:

Term:	6 months
Initial price of the underlying stock:	$28.50 per share
Trigger price:	$21.38 (75% of the initial price)
Principal amount:	$28.50 per Note (equal to the initial price)
Coupon per annum**:	10.00% (2.50% or $0.7125 per quarterly period)
Dividend yield on the underlying stock***:	1.00%
*	Actual coupon and terms for each Note to be set on the trade date. Amounts here have been rounded for ease of analysis.
**	Coupon payment will be paid in arrears in quarterly installments during the term of the Note on an unadjusted basis.
***	Hypothetical dividend yield holders of the underlying stock might receive over the term of the Notes.

Underlying Stock			Trigger Event Does Not Occur(1)		Trigger Event Occurs(2)
Final Stock Price(3)	Stock Price Return	Total Return on the Underlying Stock at Maturity(4)	Payment at Maturity + Coupon Payments	Total Return on the Notes at Maturity(5)	Payment at Maturity + Coupon Payments(6)	Total Return on the Notes at Maturity(7)
$42.75	50.00%	51.00%	$29.93	5.00%	$44.18	55.00%
$41.33	45.00%	46.00%	$29.93	5.00%	$42.76	50.00%
$39.90	40.00%	41.00%	$29.93	5.00%	$41.33	45.00%
$38.48	35.00%	36.00%	$29.93	5.00%	$39.91	40.00%
$37.05	30.00%	31.00%	$29.93	5.00%	$38.48	35.00%
$35.63	25.00%	26.00%	$29.93	5.00%	$37.06	30.00%
$34.20	20.00%	21.00%	$29.93	5.00%	$35.63	25.00%
$32.78	15.00%	16.00%	$29.93	5.00%	$34.21	20.00%
$31.35	10.00%	11.00%	$29.93	5.00%	$32.78	15.00%
$29.93	5.00%	6.00%	$29.93	5.00%	$31.36	10.00%
$28.50	0.00%	1.00%	$29.93	5.00%	$29.93	5.00%
$27.08	-5.00%	-4.00%	$29.93	5.00%	$28.51	0.00%
$25.65	-10.00%	-9.00%	$29.93	5.00%	$27.08	-5.00%
$24.23	-15.00%	-14.00%	$29.93	5.00%	$25.66	-10.00%
$22.80	-20.00%	-19.00%	$29.93	5.00%	$24.23	-15.00%
$21.38	-25.00%	-24.00%	$29.93	5.00%	$22.81	-20.00%
$19.95	-30.00%	-29.00%	n/a	n/a	$21.38	-25.00%
$18.53	-35.00%	-34.00%	n/a	n/a	$19.96	-30.00%
$17.10	-40.00%	-39.00%	n/a	n/a	$18.53	-35.00%
$15.68	-45.00%	-44.00%	n/a	n/a	$17.11	-40.00%
$14.25	-50.00%	-49.00%	n/a	n/a	$15.68	-45.00%
$12.83	-55.00%	-54.00%	n/a	n/a	$14.26	-50.00%
$11.40	-60.00%	-59.00%	n/a	n/a	$12.83	-55.00%
$9.98	-65.00%	-64.00%	n/a	n/a	$11.41	-60.00%
$8.55	-70.00%	-69.00%	n/a	n/a	$9.98	-65.00%
(1)	A trigger event does not occur if the final price of the underlying stock is not below the trigger price on the final valuation date.
(2)	A trigger event occurs if the final price of the underlying stock is below the trigger price on the final valuation date.
(3)	If the final price of the stock is not below the trigger price on the final valuation date, this number represents the Final Stock Price as of the final valuation date. If the final price of the stock is below the trigger price on the final valuation date, this number represents the Final Stock Price as of the maturity date.
(4)	The total return at maturity on the underlying stock includes an assumed 1% cash dividend payment.
(5)	The total return at maturity on the Notes includes coupon payments.
(6)	Payment will consist, in part, of underlying stock valued as of the maturity date.
(7)	If a trigger event occurs, the total return at maturity will only be positive in the event that the market price of the underlying stock on the maturity date is substantially greater than the final price of such underlying stock on the final valuation date. Such an increase in price is not likely to occur.

Information about the Underlying Stocks

All disclosures contained in this free writing prospectus regarding each underlying stock are derived from publicly available information. Neither UBS nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any underlying stock contained in this free writing prospectus. You should make your own investigation into each underlying stock.

Included on the following pages is a brief description of the underlying stock issuers of each of the respective underlying stocks. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for each of the underlying stocks. The information given below is for the four calendar quarters in each of 2005, 2006, 2007 and 2008, where available. Full data is provided for the first, second and third calendar quarters of 2009 and partial data is provided for the fourth calendar quarter of 2009. We obtained the closing price information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the underlying stocks as an indication of future performance.

Each of the underlying stocks is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the respective issuers of the underlying stocks with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the respective issuers of the underlying stocks under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

General Electric Company

According to publicly available information, General Electric Company (“General Electric”) is a diversified technology, media and financial services company. Its products and services include aircraft engines, power generation, water processing, security technology, medical imaging, business and consumer financing, media content and industrial products. GE operates in five segments: Energy Infrastructure, Technology Infrastructure, NBC Universal, Capital Finance and Consumer & Industrial. General Electric’s Energy Infrastructure segment is engaged in the field of development and implementation of products and technologies. The Technology Infrastructure segment is engaged in building healthcare, transportation and technology infrastructure. Its businesses include provision of aviation, enterprise solutions, healthcare and transportation. NBC Universal is a diversified media and entertainment company focused on the development, production and marketing of entertainment, news and information. NBC Universal, which is 80% owned by General Electric and 20% owned by Vivendi S.A., is engaged in the production and distribution of film and television programming; the operation of cable/satellite television networks; the broadcast of network television through owned and affiliated television stations within the United States, and investment and programming activities in digital media and the internet. General Electric’s Capital Finance segment offers a range of financial products and services worldwide. Services include commercial loans, operating leases, fleet management, financial programs, home loans, credit cards, personal loans and other financial services. General Electric’s Consumer & Industrial segment sells and services home appliances, including refrigerators, freezers, electric and gas ranges, cooktops, dishwashers, clothes washers and dryers, microwave ovens, room air conditioners and residential water systems for filtration, softening and heating. Information filed by General Electric with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-00035, or its CIK Code: 0000040545. General Electric’s website is http://www.ge.com. General Electric’s common stock is listed on the New York Stock Exchange under the ticker symbol “GE.”

Historical Information

The following table sets forth the quarterly high and low closing prices for General Electric’s common stock, based on daily closing prices on the primary exchange for General Electric, as reported by Bloomberg. General Electric’s closing price on November 12, 2009 was $15.75. The actual initial price will be the closing price of General Electric’s common stock on the trade date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2005	3/31/2005	$36.59	$35.13	$36.06
4/1/2005	6/30/2005	$37.18	$34.61	$34.65
7/1/2005	9/30/2005	$35.63	$32.85	$33.67
10/3/2005	12/30/2005	$36.20	$32.68	$35.05
1/3/2006	3/31/2006	$35.48	$32.31	$34.78
4/3/2006	6/30/2006	$35.16	$32.88	$32.96
7/3/2006	9/29/2006	$35.48	$32.11	$35.30
10/2/2006	12/29/2006	$38.15	$34.71	$37.21
1/3/2007	3/30/2007	$38.11	$34.09	$35.36
4/2/2007	6/29/2007	$39.29	$34.76	$38.28
7/2/2007	9/28/2007	$41.77	$36.90	$41.40
10/1/2007	12/31/2007	$42.12	$36.25	$37.07
1/2/2008	3/31/2008	$37.49	$31.70	$37.01
4/1/2008	6/30/2008	$38.43	$26.26	$26.69
7/1/2008	9/30/2008	$29.95	$22.15	$25.50
10/1/2008	12/31/2008	$24.50	$12.84	$16.20
1/2/2009	3/31/2009	$17.07	$6.66	$10.11
4/1/2009	6/30/2009	$14.53	$10.17	$11.72
7/1/2009	9/30/2009	$17.01	$10.71	$16.42
10/1/2009*	11/12/2009*	$16.84	$14.19	$15.75
*	As of the date of this free writing prospectus available information for the fourth calendar quarter of 2009 includes data for the period from October 1, 2009 through November 12, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2009.

The graph below illustrates the performance of General Electric’s common stock from January 29, 1999 through November 12, 2009, based on information from Bloomberg. The dotted line represents a hypothetical trigger price of $11.81, equal to 75% of the closing price on November 12, 2009. The actual trigger price will be based on the closing price of General Electric’s common stock on the trade date. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

XTO Energy Inc.

According to publicly available information, XTO Energy Inc. (“XTO Energy”) along with its subsidiaries, is engaged in the acquisition, development, exploitation and exploration of both producing oil and gas properties and unproved properties, and in the production, processing, marketing and transportation of oil and natural gas. Its estimated proved reserves at December 31, 2008, were 11.80 trillion cubic feet of natural gas, 76 million barrels of natural gas liquids and 268 million barrels of oil. On an energy equivalent basis, it’s proved reserves were 13.86 trillion cubic feet equivalent at December 31, 2008. On a thousand cubic feet of natural gas equivalent basis, 64% of proved reserves were proved developed reserves at December 31, 2008. During the year ended December 31, 2008, its average daily production was 1.91 billion cubic feet of gas, 15.6 million barrels of natural gas liquids and 56 million barrels of oil. As of December 31, 2008, the XTO Energy owned interest in 33,285 gross (18,235.7 net) producing wells. Information filed by XTO Energy with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-10662, or its CIK Code: 0000868809. XTO Energy’s website is http://www.xtoenergy.com. XTO Energy’s common stock is listed on the New York Stock Exchange under the ticker symbol “XTO.”

Historical Information

The following table sets forth the quarterly high and low closing prices for XTO Energy’s common stock, based on daily closing prices on the primary exchange for XTO Energy, as reported by Bloomberg. XTO Energy’s closing price on November 12, 2009 was $43.07. The actual initial price will be the closing price of XTO Energy’s common stock on the trade date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2005	3/31/2005	$26.35	$18.41	$25.26
4/1/2005	6/30/2005	$27.17	$21.00	$26.14
7/1/2005	9/30/2005	$35.28	$26.97	$34.86
10/3/2005	12/30/2005	$36.13	$29.78	$33.80
1/3/2006	3/31/2006	$38.04	$30.80	$33.51
4/3/2006	6/30/2006	$36.91	$29.58	$35.42
7/3/2006	9/29/2006	$38.68	$31.52	$33.70
10/2/2006	12/29/2006	$40.48	$32.00	$37.64
1/3/2007	3/30/2007	$44.46	$35.48	$43.85
4/2/2007	6/29/2007	$50.82	$43.42	$48.08
7/2/2007	9/28/2007	$50.37	$41.98	$49.47
10/1/2007	12/31/2007	$53.66	$48.50	$51.36
1/2/2008	3/31/2008	$63.13	$48.68	$61.86
4/1/2008	6/30/2008	$73.40	$61.18	$68.51
7/1/2008	9/30/2008	$69.16	$43.54	$46.52
10/1/2008	12/31/2008	$45.69	$26.71	$35.27
1/2/2009	3/31/2009	$39.92	$29.19	$30.62
4/1/2009	6/30/2009	$44.27	$31.50	$38.14
7/1/2009	9/30/2009	$42.91	$33.88	$41.32
10/1/2009*	11/12/2009*	$45.90	$38.96	$43.07
*	As of the date of this free writing prospectus available information for the fourth calendar quarter of 2009 includes data for the period from October 1, 2009 through November 12, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2009.

The graph below illustrates the performance of XTO Energy’s common stock from January 29, 1999 through November 12, 2009, based on information from Bloomberg. The dotted line represents a hypothetical trigger price of $32.30, equal to 75% of the closing price on November 12, 2009. The actual trigger price will be based on the closing price of XTO Energy’s common stock on the trade date. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2009 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	245,630	236,941
Total Debt	245,630	236,941
Minority Interest(2)	7,720	7,447
Shareholders’ equity	39,536	38,138
Total capitalization	292,886	282,526
(1)	includes Money Market Paper and Medium Term Notes as per Balance sheet position
(2)	includes Trust preferred securities

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.96463 (the exchange rate in effect as of September 30, 2009).

Supplemental Plan of Distribution (Conflicts of Interest)

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes and, thus creates an additional conflict of interest within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Notes in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the accountholder.